Exhibit 99.16

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP Royal Centre, 1055 West Georgia Street Unit 1100, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 26, 2026 related to the consolidated statement of financial position of Solaris Resources Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for the year then ended, which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-283247) and on Form F-10 (No. 333-280241) of the Company of our report dated March 26, 2026, relating to the consolidated financial statements which appears in this Annual Report on Form 40-F.

/s/ BDO CANADA LLP

BDO Canada LLP

Vancouver, British Columbia

March 26, 2026

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.